QUICK FAQs
Who does the Insider Trading Policy apply to? All employees, contractors, and their Immediate Family Members (spouse, minor children, and anyone sharing the same household).
Am I required to obtain preclearance before trading? Check if your role is listed on Exhibit A.
Are securities of companies other than Booking Holdings covered by the Insider Trading Policy? Maybe, see Sections II and X.
What if I have a managed brokerage account? You should make sure your broker understands the limitations of this Insider Trading Policy and consider excluding BHI stock from the portfolio to avoid non-compliance. Regarding BHI stock that may be included in an index or other “bundled” fund, please see Section II.
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I.Insider Trading Policy (the “Policy”)

This Policy prohibits trading based on Material Nonpublic Information regarding Booking Holdings Inc. and its subsidiaries (together, the “Company”) and other companies in certain circumstances, and governs Insiders’ trading in the Company’s securities.

II.Applicability

Covered People and Entities (“Insiders”):
●the Company’s officers, directors, employees, contractors, and consultants;
●any Insider’s spouse, minor children, and any person (whether or not related) sharing the same household with the Insider (“Immediate Family Member”);
●others who have Material Nonpublic Information, including officers, directors, employees, contractors, or consultants even after they have left the Company; and
●any other person or entity controlled by a person covered by this Policy (including as trustee with investment authority (whether or not exercised) of a trust).

Insiders must ensure that they and their Immediate Family Members and any other person or entity controlled by them comply with this Policy.

Covered Transactions and Securities: All transactions (including gifts) in the Company’s securities, including common or preferred stock, options, warrants, and debt securities (whether or not convertible), as well as derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options.1

Derivative securities comprised of multiple companies’ securities (e.g., index or mutual funds) are covered if the Insider is or reasonably should be aware that the Company’s performance would have a noticeable impact on the performance of the fund or security.2
1 Receiving shares from the Company upon vesting of restricted stock units or performance share units, or the exercise of stock options for cash under the Company’s equity incentive plans - but not the sale of any such shares - is exempt from this Policy.
2 There is no bright line quantitative threshold but as an example, a travel industry fund made up of three major travel companies’ stock, including the Company’s stock, would be covered by the Policy, while an index fund that tracks the S&P 500 and happens to include Company stock would not be covered by the Policy.

III.No Trading on Material Nonpublic Information

Insiders must not buy or sell Company securities during any period they are aware of Material Nonpublic Information until the start of business on the second Trading Day3 following the date of public disclosure of that information. Every Insider has the individual responsibility to comply with this Policy. This restriction does not apply to transactions made under Approved 10b5-1 Plans.4 Unauthorized disclosure of nonpublic information relating to the Company is prohibited.

Except pursuant to Approved 10b5-1 Plans, the Company will not engage in transactions in the Company’s securities while in possession of Material Nonpublic Information until the start of business on the second Trading Day following the date of public disclosure of such information.

IV.Material Nonpublic Information

Material Information. Information is material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the relevant company’s securities (“Material Information”). Both positive and negative information may be material. Examples of categories of information that are generally considered material include:
●Financial results or projections of future earnings or losses
●Significant acquisitions or investments, or news of a significant pending or proposed merger or disposition of a subsidiary
●Impending bankruptcy or financial liquidity problems
●Gain or loss of a substantial customer or supplier, or new significant commercial partnership or termination of a significant commercial partnership
●New product announcements of a significant nature, significant product defects or modifications, or significant pricing changes
●Changes in dividend policy, stock splits, buybacks, or new equity or debt offerings
●Significant changes in business strategy or business model
●Significant cyber security event or breach, including data breach or exposure
●Significant litigation exposure or investigation by authorities
●Major changes in brand or BHI executive leadership

Nonpublic Information. Material Information that has not been previously disclosed to the general public or is otherwise not available to the general public is “Material Nonpublic Information.” Information is public if it is widely disseminated in a manner making it generally available to investors, such as through filings with the SEC or a press release.

Even after a public announcement, information should generally be considered “nonpublic” until the beginning of the second Trading Day after the date such information has been widely disseminated.

V.Trading Window

3 “Trading Day” means a day on which the Nasdaq Stock Market is open for trading and there has been no halt in the trading in the Company’s common stock.
4 An “Approved 10b5-1 Plan” is a trading plan adopted under United States Securities and Exchange Commission (the “SEC”) Rule 10b5-1(c) (17 C.F.R. § 240.10b5-1(c)), in accordance with the Company’s Internal Guidelines on 10b5-1 Plans, and approved in writing by the Board of Directors or one of its committees, or one of the Company's Insider Trading Compliance Officers.

Except pursuant to an Approved 10b5-1 Plan, Insiders may only engage in transactions involving the purchase or sale of the Company’s securities during the following period (the “Trading Window”):

Quarterly Trading Window: The period beginning at 9:30 a.m. Eastern time on the second full Trading Day following the date of public disclosure by the Company of the financial results for the most recently completed fiscal quarter or year, and ending at 4:00 p.m. Eastern time on the tenth day (even if such day is not a Trading Day) of the last month in the calendar quarter in which such public disclosure was made.5
●Example: If the Company’s financial results are announced at 4:30 p.m. Eastern time on Thursday February 22, 2024, the Trading Window is open from Monday February 26, 2024 through Sunday March 10, 2024.

Compliance with the Trading Window does not insulate you from liability under insider trading laws. Even during the Trading Window, any person possessing Material Nonpublic Information must not engage in any transactions in the Company’s securities until the beginning of the second Trading Day following the date of public disclosure of that information or the date that such information is no longer material.

Special Trading Blackout Period: The Company may suspend the Trading Window for select Insiders because of developments known to the Company and not yet disclosed to the public, such as a pending acquisition that has not been announced. In that case, the select Insiders may not engage in any transaction involving the purchase or sale of the Company's securities and should not disclose Material Nonpublic Information, including the fact of such suspension of trading.

VI.Preclearance

Preclearance Individuals6 must pre-clear any trade in the Company’s securities outside of an Approved 10b5-1 Plan - even during a Trading Window - by submitting a preclearance request to an Insider Trading Compliance Officer.7

A preclearance authorization will be effective until the earlier of (i) such individual’s coming into possession of any Material Nonpublic Information and (ii) the first date that the Trading Window is closed in accordance with the Policy.

Except pursuant to an Approved 10b5-1 Plan, Directors and Section 16 Officers8 may not engage in any transactions in the Company’s securities that would occur within four business days before or after the Company’s public announcement of a share repurchase plan or program or an increase of an existing share repurchase plan or program even during an open Trading Window.

VII.Short-term Investment Activity

5 If such public disclosure occurs on a Trading Day before the Nasdaq Stock Market closes, the next Trading Day will be considered the first Trading Day following the date of such public disclosure. If such public disclosure occurs after the Nasdaq Stock Market closes on a Trading Day, the next Trading Day will be considered the first Trading Day following the date of public disclosure.
6 Preclearance Individuals are listed on Exhibit A.
7 “Insider Trading Compliance Officers” are the Company’s Chief Financial Officer and General Counsel (or their respective successors in office), and such other persons reporting to such officers as they shall designate, or such other officer(s) of the Company as may be designated by the Board of Directors.
8 “Section 16 Officers” are officers who are subject to the reporting and liability provisions of Section 16 of the United States Securities Exchange Act of 1934.

Short-term investment activity in the Company’s securities, such as trading in or writing options, buying publicly-traded "puts," "calls" or other derivatives, short selling or selling "against the box," buying on margin (unless arrangements are made to cover any margin calls in cash), arbitrage trading, any hedging transactions or arrangements, and "day trading," is prohibited. Directors and Section 16 Officers must comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16, and no Director or Section 16 Officer may make a short sale of the Company’s stock or pledge the Company’s securities as collateral.

VIII.Tipping

Insiders should not disclose (“tip”) Material Nonpublic Information to any other person where such information may be used by the person for profit by trading in the Company’s securities. Insiders should not recommend the sale or purchase of Company securities to any person at any time.

IX.Potential Criminal and Civil Liability and/or Disciplinary Action

Liability for Insider Trading. Insiders may be subject to severe monetary penalties and significant jail sentences for engaging in transactions in the Company’s or certain other company’s securities at a time when they are in possession of Material Nonpublic Information.

Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Nonpublic Information or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities.

Insiders employed or retained by the Company who violate this Policy will be subject to disciplinary action, which may include ineligibility for future participation in equity incentive plans or immediate termination of employment.

X.Applicability to Material Nonpublic Information Regarding Other Companies

All Insiders who have Material Nonpublic Information learned through their connection to the Company about competitors or other companies with which the Company has a business relationship, such as the Company’s customers, vendors, suppliers, or potential investment or acquisition targets, are prohibited from trading in the securities of such companies while in possession of such Material Nonpublic Information. All personnel should treat Material Nonpublic Information about such companies with the same care as that of the Company.

XI.Inquiries and Reporting Violations

Send any questions about this Policy to pre-clearance@bookingholdings.com. Violations of this Policy should be reported to an Insider Trading Compliance Officer, the Group Chief Compliance & Ethics Officer, or through the Compliance Helpline. All reports of alleged violations of this Policy will be addressed.

XII.Policy Procedures

Availability of Policy. The Policy will be available for all new officers, directors, employees, contractors, and consultants.

Amendments. The Policy will be amended from time to time, and distributed to affected personnel. The Policy will be reviewed periodically for other necessary updates.

Adopted October 17, 2024 and supersedes all prior Company Insider Trading Policies.

Exhibit A

Preclearance Individuals

1.The Company’s Board of Directors
2.The Company’s Section 16 Officers
3.The Chief Executive Officer, Chief Business Officer, Chief Operating Officer, Chief Financial Officer, General Counsel, Corporate Secretary, Chief Human Resources Officer, Controller, and designated Data Protection Officer(s) (or, in each case, the comparable position / title) of Booking Holdings Inc., Booking.com/TBU, Priceline, Agoda, KAYAK, and OpenTable (“Covered Executives”)
4.Direct reports of any Covered Executive
5.Individuals notified by an Insider Trading Compliance Officer that they are a Preclearance Individual
6.Executive support personnel of any person in #2 or #3
7.Immediate Family Members of any of the above are expected to have a pre-clearance request submitted through the employee family member